The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities, in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 20, 2009

FILED PURSUANT TO

RULE 424 (B) (5)

REGISTRATION NO: 333-160216

Preliminary Prospectus Supplement

(To Prospectus dated June 26, 2009)

10,000,000 Shares

Ruby Tuesday, Inc.

COMMON STOCK

We are offering 10,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “RT.” The last reported sale price of our common stock on the New York Stock Exchange on July 16, 2009 was $7.77 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement and page 2 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than 10,000,000 shares of common stock, they have the option to purchase up to an additional 1,500,000 shares from us on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2009.

Joint Book-Running Managers

Wells Fargo Securities	BofA Merrill Lynch

SunTrust Robinson Humphrey	Morgan Keegan & Company, Inc.

The date of this prospectus supplement is                     , 2009.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock. The second part, the accompanying prospectus, gives more general information about the common stock we may offer from time to time. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus we may provide to you in connection with this offering of our common stock. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, the common stock offered by this prospectus supplement only in jurisdictions where offers and sales are permitted. You should carefully read this prospectus supplement, the accompanying prospectus and any free writing prospectus we may provide to you in connection with this offering of our common stock, together with the additional information described under the heading

“Where You Can Find More Information” in the accompanying prospectus. You should not assume that the information in this prospectus supplement, the accompanying prospectus, any free writing prospectus or any document incorporated by reference into the accompanying prospectus is accurate as of any date other than the date on the front of such document. Our business, financial condition, results of operations and prospects may have changed since then. The information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate only as of the date on the front of such document, regardless of the time of delivery of such document or of any sale of the common stock offered by this prospectus supplement.

In this prospectus supplement, “Ruby Tuesday,” the “Company,” “we,” “us” and “our” refer to Ruby Tuesday, Inc. and its wholly-owned subsidiaries and references to “$” and “dollars” are to U.S. dollars, in each case unless otherwise indicated or the context suggests otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the financial data and related notes, risk factors and other information incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our fiscal year ends on the first Tuesday following May 30 and as is the case once every five or six years, we have a 53-week year. Fiscal 2006 was a 53-week year. Fiscal years 2004, 2005, 2007, 2008 and 2009 each contained 52 weeks.

Unless otherwise expressly stated or the context otherwise requires, references and information in this prospectus supplement as to same-restaurant sales and guest traffic or counts, price of entrée selections, the average net check and the prices for meals reflect those statistics at domestic Company-owned restaurants only. References in this prospectus supplement to franchise partnerships refer to franchises in which we own either a 1% or 50% equity interest.

Unless otherwise expressly stated or the context otherwise requires, information in this prospectus supplement assumes that the option granted to the underwriters to purchase up to 1,500,000 additional shares of our common stock solely to cover over-allotments has not been exercised.

Overview

Our mission is to be the best of the bar and grill segment of the restaurant industry by delivering to our guests a high quality casual dining experience. We strive to offer superior food and exceptional service in an inviting atmosphere – all at reasonable prices. Ruby Tuesday restaurants serve simple, fresh, American food with a wide variety of appetizers, handcrafted burgers, a garden bar, which offers up to 46 items, steaks, fresh chicken, crab cakes, salmon, tilapia, fork-tender ribs, and more. Burger choices include such items as beef, bison, turkey, chicken and crab. Entrée selections typically range in price from $6.99 to $18.99.

As of June 2, 2009, there were 901 restaurants in the Ruby Tuesday system, comprised of 672 fully-owned and operated Ruby Tuesday restaurants, located in 27 states and the District of Columbia; 119 restaurants operated through our franchise partnerships; and 54 domestic and 56 international restaurants operated by traditional franchisees. In addition, we operated two Wok Hay full service Asian restaurants. The Company-owned and operated restaurants are concentrated primarily in the Southeast, Northeast, Mid-Atlantic and Midwest of the United States; we consider these regions to be our core markets.

Brand Reimaging

In 2005, our analysis of the bar and grill segment within casual dining indicated that many concepts, including Ruby Tuesday, were not clearly differentiated. We believed that as the segment continued to mature, the lack of differentiation would make it increasingly difficult to attract new guests. Consequently, we created brand reimaging initiatives discussed below to implement our strategy of clearly differentiating Ruby Tuesday from our competitors. We implemented our strategy in stages, first focusing on food, then service, and in 2007, we embarked on the most capital intensive aspect of our reimaging program – the creation of a fresh new look for our restaurants. We believe that Ruby Tuesday, as a result of these initiatives, is well positioned for the future.

Uncompromising Freshness and Quality.  Our first initiative to reimage our brand focused on our food, with an overall focus on freshness and an initial focus on our core burgers. Our core burgers are now made from 100% choice, fresh, never frozen, beef and served with crisp leaf lettuce, and fresh, cold pack pickles on an artisan bun.

We then turned our attention to virtually every other item on our menu. For example, our chicken breasts are now fresh, not frozen, all natural and contain no growth hormones. We added several new differentiated high quality menu items such as crab cakes made from fresh jumbo lump crab meat and fresh, made-to-order guacamole. We also upgraded our beverage offerings. For example, we make non-alcoholic drinks to-order from fresh berries and fresh lemon, mango and pomegranate juices. Our cocktails are made with premium call-brand spirits and we also offer an array of craft beers.

Gracious Hospitality.  In the second phase of the reimaging, we upgraded our restaurant level team by implementing new performance standards, advanced training, and a more rigorous selection process. We also implemented a new service system to enable our servers to focus more attention on our guests. Servers are now assisted by service support staff (“Quality Service Specialists”), similar to those found in higher-end restaurants.

Fresh New Look.  Only after the food and service improvements were implemented were we willing to undertake the capital intensive restaurant remodeling aspect of our reimaging. We designed a contemporary appearance and atmosphere for our restaurants, which included the elimination of dated elements such as Tiffany-style lamps and antiques and memorabilia that previously adorned our walls. Over an approximately 15-month period ending in the summer of 2008, we invested $62 million to reimage approximately 650 Company-operated restaurants.

Compelling Value.  We believe our guests perceive “value” as a combination of food quality, service, restaurant atmosphere, menu variety and price. However, as the economy has weakened, we believe that price has become increasingly important to our guests. With an average net check of approximately $11.50 for fiscal 2009, we believe our menu pricing provides a compelling value proposition and, based on guest surveys that we conducted at our restaurants, during the fourth quarter of fiscal 2009, over 91% of approximately 118,000 of our surveyed guests rated us a four or a five on a scale of one to five for overall value.

Operating Strategy

While we were in the process of implementing our brand reimaging, consumer spending came under pressure for a variety of reasons, and further weakened in the fourth quarter of calendar 2008. As the economic environment deteriorated, operating results for other casual dining concepts, as well as our operating results, declined significantly. In response, in the second half of fiscal year 2009, we implemented several initiatives intended to enhance our sales, reduce costs and improve cash flow, including the following:

Sales Initiatives.  Our sales initiatives aim to increase guest traffic by focusing primarily on two areas, menu and marketing. The menu emphasizes high quality and compelling value. For example, our burgers now include “endless fries”, nine of our 14 Specialties and Premium Seafood items offer a complete meal for typically less than $12 and we offer 40 meals for under $10. Through independently conducted studies, we regularly measure our guests’ perception of our menu offerings and will make item modifications intended to enhance their value proposition if necessary. Our new brand image allows us to credibly offer higher end limited time menu items, such as lobster tails, which we believe allow us to better leverage our fixed costs and further differentiate our brand from our traditional competitors.

We shifted our marketing strategy in order to more effectively communicate our brand and value message. We also broadened our strategy to encompass four pillars: print media, promotion, internet, and local market programs. Part of our emphasis is greater promotional activity, with a local market focus, that is intended to address the current importance of price in consumers’ perception of value. We are also evaluating programs to increase sales during off-peak times.

Cost Savings.  In the second half of fiscal 2009, we implemented initiatives designed to result in substantial cost savings. These cost savings are a result of: labor initiatives, including new scheduling systems and the realignment of field supervisors, which are expected to account for approximately one-half of the savings, while disciplined food cost management, improved operating efficiencies and the closing of the underperforming restaurants are expected to account for the remainder. We estimate that these initiatives resulted in cost savings of approximately $20 million in the second half of fiscal 2009. Furthermore, lower management and labor turnover during fiscal 2009 compared to fiscal 2008 not only reduced training costs, but also resulted in a more experienced work force and improved customer service.

Restaurant Closings.  During our second quarter of fiscal 2009 we conducted an analysis of all our Company-operated restaurants based on profitability, brand image, location, and other factors and identified 73 restaurants to close, 43 of which we closed in the third quarter of fiscal 2009. The remaining 30 are to be closed over the next several years as their leases expire. Largely as a result of the actual and planned closings, we incurred charges totaling approximately $39 million in fiscal 2009.

Recent Operating Results

The initial benefits of the actions taken in the second half of fiscal 2009 are reflected in our recent operating results.

Same-Restaurant Sales.  The year-over-year rate of decline in quarterly same-restaurant sales for Company-owned restaurants decelerated in the fourth quarter of fiscal 2009 to 3.2%, from 6.8% in the third quarter and 10.8% in each of the first two quarters of fiscal year 2009; our guest count increased year-over-year in the fourth quarter. Our same restaurant sales trends also improved during fiscal 2009 relative to those of our casual dining peers as measured by Knapp Track, an independent industry benchmark. Both our same-restaurant sales and guest counts surpassed the Knapp Track casual dining benchmark in the fourth quarter of 2009. We define same-restaurants as those that have been open for at least eighteen months.

Pretax Income.  During the third quarter of fiscal 2009, our quarterly pretax income, exclusive of closures and impairment expenses and non-recurring items, increased year-over-year for the first time in the prior six fiscal quarters and this trend continued in the fourth quarter of fiscal 2009 as we began to recognize the initial benefits of our cost savings.

Debt Balance and Covenants.  We reduced our total outstanding debt by $32 million during the fourth quarter of fiscal 2009, bringing our full fiscal year 2009 debt reduction to a total of $112 million. As of the end of fiscal 2009, our leverage ratio under our revolving credit facility, our privately placed notes and the franchise credit facility was approximately 3.75 compared to the current maximum permitted leverage ratio of 4.25, which maximum ratio declines periodically over time under the terms of those debt instruments. In addition, in April 2009 the margin added to LIBOR to calculate the interest rate under our revolving credit facility and the franchise credit facility, which margin can rise or fall depending on our leverage ratio, was reduced to 250 basis points from 350 basis points because our leverage ratio was below 4.0.

Long-Term Opportunity

We believe that Ruby Tuesday is well-positioned to leverage improvements in consumer confidence and spending. Through our reimaging and operational initiatives we believe we have strengthened our competitive position in the following ways:

Updated, Differentiated Brand with Compelling Value Proposition.  We believe Ruby Tuesday is positioned as a fresh and contemporary brand that offers superior and differentiated food and gracious hospitality in an inviting atmosphere with a high degree of perceived value. The repositioned Ruby Tuesday is designed to be increasingly relevant to a slightly higher income adult demographic. We believe this group is more interested in quality food offerings and service.

Strong Operations and Leverageable Cost Saving Initiatives.  We believe that our marketing focus and commitment to our guests’ satisfaction will contribute to increased customer traffic in our restaurants and improve same-restaurant sales. In addition, the cost saving initiatives implemented in the second half of fiscal 2009 have resulted in a more efficient operating model which we believe could lead to increased operating leverage in a stronger consumer spending environment.

Strong Free Cash Flow and Financial Flexibility.  We generated $85 million of free cash flow (cash from operating activities less capital expenditures) in fiscal 2009, all of which was dedicated to the reduction of debt. Our reimaging investment resulted in a fully updated and remodeled Company-operated restaurant base which enables us to limit near-term capital expenditures to near maintenance levels. Consequently, we have the opportunity to maintain substantial levels of free cash flow and financial flexibility to create value for shareholders.

Experienced Management Team.  Our senior management has extensive experience in the restaurant industry and has a long and successful history of operating high quality casual restaurants. Sandy Beall, our Co-Founder, Chairman, Chief Executive Officer and President, has over 37 years of experience in the restaurant industry. Additionally, our senior management team, excluding Mr. Beall, averages nearly 17 years each of experience at Ruby Tuesday. We believe that our senior management team’s experience and knowledge of the demographic and other characteristics of our core markets provide us with a competitive advantage.

Recent Developments

Results for Fiscal Year 2009

On July 7, 2009, we issued a press release reporting our results for the fourth fiscal quarter and the fiscal year ended June 2, 2009. We reported diluted earnings per share of $0.28 on net income of $14.4 million for the fourth quarter of fiscal 2009. This compares to diluted earnings per share of $0.27 on net income of $13.9 million for the fourth quarter of the prior fiscal year.

For the fiscal year ended June 2, 2009, we reported a diluted loss per share of $0.35 on net loss of $17.9 million as compared to diluted earnings per share of $0.51 on net income of $26.4 million for fiscal 2008. The fiscal 2009 loss includes after-tax charges for restaurant closures and impairments and the impairment of goodwill that totaled $0.92 per diluted share or $47.2 million. The fiscal 2008 earnings include after-tax charges for restaurant closures and impairments that totaled $0.07 per diluted share or $3.7 million. The fourth quarters of fiscal years 2008 and 2009 each consisted of thirteen weeks and fiscal years 2008 and 2009 each consisted of 52 weeks.

Same-restaurant sales for the fourth quarter of fiscal 2009 decreased 3.2% and 6.9% at Company-owned and domestic franchise Ruby Tuesday restaurants, respectively, compared to a decline of 10.3% and 7.2%, respectively, in the fourth quarter of the prior fiscal year.

Quarterly Highlights.  Fourth quarter fiscal 2009 same-restaurant sales were:

	March	April	May	Fourth Quarter
Company-Owned	-1.3%	-6.0%	-2.8%	-3.2%
Domestic Franchise	-4.7%	-10.5%	-6.3%	-6.9%

We reported the following additional results for the 13-week fourth quarter of fiscal year 2009:

•	Same-restaurant guest traffic at Company-owned restaurants increased year-to-year in the quarter.

•	The year-to-year change in same-restaurant sales and guest traffic at Company-owned restaurants outperformed that of the casual dining sector as measured by Knapp Track.

•

Total revenue decreased 7.1% from the same period of the prior year primarily because of the decline in same-restaurant sales and a net decrease of 49 Company-owned restaurants from the same quarter of the prior year largely reflecting the closure of 43 restaurants in the third quarter of fiscal 2009.

•	We acquired one Ruby Tuesday restaurant from a franchisee in Texas and did not open or close any restaurants during the quarter.

•	Domestic and international franchisees opened four new Ruby Tuesday restaurants during the quarter and closed four restaurants and ceased operating one because it was acquired by us.

•

Sales at domestic and international franchise Ruby Tuesday restaurants (which is the basis for determining royalty fees included in franchise revenue on our statement of operations) totaled approximately $96.6 million and $100.2 million for the fourth quarter of fiscal 2009 and 2008, respectively.

•	Total capital expenditures were $3.0 million for the quarter.

•	Debt was reduced by $32 million during the quarter.

•	We had 52.8 million shares of common stock outstanding at the end of the quarter.

Fiscal Year 2009 Highlights.  We reported the following additional results for fiscal year 2009:

•	Total revenue decreased 8.2% from the prior fiscal year.

•	Same-restaurant sales for the fiscal year decreased 7.9% and 6.6% at Company-owned and domestic franchise Ruby Tuesday restaurants, respectively.

•	We opened four new Ruby Tuesday restaurants, acquired one restaurant from a franchisee and closed 54 restaurants, one of which was converted to a Wok Hay restaurant.

•	Domestic and international franchisees opened 19 new Ruby Tuesday restaurants and closed 13 restaurants and ceased operating one because it was acquired by us.

•

Sales at domestic and international franchise Ruby Tuesday restaurants (which is the basis for determining royalty fees included in franchise revenue on our statement of operations) totaled approximately $383.7 million and $412.0 million for fiscal 2009 and 2008, respectively.

•	Total capital expenditures were $17.2 million for fiscal year 2009.

•	Debt was reduced by $112 million during the fiscal year 2009.

Financial Results For the Fourth Quarter and Full Year of Fiscal Year 2009 and Fiscal Year 2008

(Amounts in thousands except per share amounts)

Statement of Operations Data	13 Weeks Ended June 2, 2009	Percent of Revenue (1)	13 Weeks Ended June 3, 2008	Percent of Revenue (1)	Percent Change	52 Weeks Ended June 2, 2009	Percent of Revenue (1)	52 Weeks Ended June 3, 2008	Percent of Revenue (1)	Percent Change
Revenue:
Restaurant sales and operating revenue	$315,077	99.3%	$338,309	99.1%		$1,239,104	99.2%	$1,346,721	99.0%
Franchise revenue	2,178	0.7	3,042	0.9		9,452	0.8	13,583	1.0

Total revenue	317,255	100.0	341,351	100.0	(7.1)	1,248,556	100.0	1,360,304	100.0	(8.2)
Operating Costs and Expenses:
(as a percent of Restaurant sales and operating revenue)
Cost of merchandise	93,053	29.5	91,722	27.1		349,362	28.2	370,693	27.5
Payroll and related costs	101,900	32.3	112,274	33.2		421,023	34.0	446,910	33.2
Other restaurant operating costs	60,691	19.3	66,763	19.7		256,063	20.7	269,414	20.0
Depreciation and amortization	17,592	5.6	20,824	6.2		74,973	6.1	93,845	7.0
(as a percent of Total revenue)
Loss from Specialty Restaurant Group, LLC bankruptcy (2)	62	0.0	36	0.0		(52)	0.0	288	0.0
Selling, general and administrative, net	14,821	4.7	26,784	7.8		82,167	6.6	114,403	8.4
Closures and impairments	1,503	0.5	1,821	0.5		55,003	4.4	6,165	0.5
Goodwill impairment						18,957	1.5
Equity in (earnings)/losses of unconsolidated franchises	(462)	(0.1)	(41)	0.0		(14)	0.0	3,535	0.3

Total operating costs and expenses	289,160		320,183			1,257,482		1,305,253

Earnings/(Loss) before Interest and Taxes	28,095	8.9	21,168	6.2	32.7	(8,926)	(0.7)	55,051	4.0	(116.2)
Interest expense, net	6,470	2.0	7,524	2.2		33,940	2.7	31,352	2.3

Pre-tax Profit/(Loss)	21,625	6.8	13,644	4.0	58.5	(42,866)	(3.4)	23,699	1.7	(280.9)
Provision/(benefit) for income taxes	7,179	2.3	(286)	(0.1)		(24,948)	(2.0)	(2,678)	(0.2)

Net Income/(Loss)	$14,446	4.6	$13,930	4.1	3.7	$(17,918)	(1.4)	$26,377	1.9	(167.9)

Earnings/(Loss) Per Share:
Basic	$0.28		$0.27		3.7	$(0.35)		$0.51		(168.6)

Diluted	$0.28		$0.27		3.7	$(0.35)		$0.51		(168.6)

Weighted Average Shares:
Basic	51,403		51,381			51,395		51,572

Diluted	51,403		51,420			51,395		51,688

(1)	Data reflects percentage of total revenue, except as otherwise indicated.

(2)	See notes 5 and 10 to our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 3, 2008.

Financial Results For the Fiscal Year 2009 and Fiscal Year 2008

(Amounts in thousands)

Balance Sheet Data:	June 2, 2009	June 3, 2008
Assets
Cash and Short-Term Investments	$9,760	$16,032
Accounts and Notes Receivable	8,095	10,515
Inventories	21,025	21,323
Income Tax Receivable	8,632	7,708
Deferred Income Taxes	15,918	4,525
Assets Held for Sale	16,120	24,268
Prepaid Rent and Other Expenses	13,423	20,538

Total Current Assets	92,973	104,909
Property and Equipment, Net	985,099	1,088,356
Goodwill, Net		18,927
Notes Receivable, Net	713	1,884
Other Assets	45,411	57,861

Total Assets	$1,124,196	$1,271,937

Liabilities
Current Portion of Long Term Debt, including
Capital Leases	$16,841	$17,301
Other Current Liabilities	97,158	97,852
Long-Term Debt, including Capital Leases	476,566	588,142
Deferred Income Taxes	20,706	27,422
Deferred Escalating Minimum Rents	41,010	42,450
Other Deferred Liabilities	55,549	67,252

Total Liabilities	707,830	840,419
Shareholders’ Equity	416,366	431,518

Total Liabilities and Shareholders’ Equity	$1,124,196	$1,271,937

We have received a New York Stock Exchange inquiry regarding trading in our common stock.

On May 20, 2009, we received an inquiry from the NYSE Regulation Inc.’s Market Trading Analysis Department regarding market activity in connection with our earnings release for the third quarter of fiscal 2009. We believe that this inquiry was triggered by the increase in our stock price leading up to the issuance of our third fiscal quarter earnings release on April 7, 2009 and above-average trading volume of our stock after the issuance of the release. We responded to the inquiry on June 3, 2009 and June 22, 2009.

On October 8, 2008, we reported that same-restaurant sales at Company-owned restaurants decreased by 10.8% in the first fiscal quarter of 2009 and indicated that same-restaurant sales were expected to decline at a rate in the mid-single digits for the fiscal year, improving sequentially throughout fiscal 2009. On January 7, 2009, we reported that same-restaurant sales at Company-owned restaurants decreased by 10.8% in the second fiscal quarter of 2009 and by 9.1% in December 2008. We also updated our fiscal 2009 guidance to indicate that we expected our same-restaurant sales to decline by 9% to 10% for fiscal 2009. On April 7, 2009, we reported that same-restaurant sales at Company-owned restaurants decreased by 6.8% in the third fiscal quarter of 2009, which ended on March 3, 2009.

Our common stock price, like that of many other publicly-traded companies, dropped significantly in January, February and the early part of March, 2009. During the week of March 2, 2009, our stock price fell below $1.00 per share, and our chief executive officer purchased an aggregate of 301,500 shares of our common stock to demonstrate his confidence in the Company. Between March 6, 2009 and March 17, 2009, two of our directors purchased an aggregate of 699,100 shares of our common stock.

Our Corporate Information

Our principal executive offices are located at 150 West Church Avenue, Maryville, Tennessee 37801 and our telephone number is (865) 379-5700. We maintain a website at www.rubytuesday.com where general information about us is available. No information available on or through our website is incorporated into this prospectus supplement, the accompanying prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by us	10,000,000 shares, plus up to an additional 1,500,000 shares that the underwriters have the option to purchase from us solely to cover over-allotments.

Common stock outstanding after this offering (1)	63,532,667 shares of common stock

Use of proceeds	We estimate that our net proceeds from the sale of our common stock in this offering, based on an assumed public offering price of $7.77 per share (the last reported sales price of our common stock on the New York Stock Exchange, or the NYSE, on July 16, 2009), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $73.3 million (or approximately $84.4 million if the underwriters’ overallotment option is exercised in full). We intend to use all of the net proceeds from this offering to repay a portion of the indebtedness outstanding under our revolving credit facility. For further information, see “Use of Proceeds.”

Dividend policy	We have in the past paid dividends on our common stock, the most recent being a semi-annual dividend of $0.25 per share that was paid on August 7, 2007. However, as the result of amendments to our debt instruments that we entered into in 2008, our debt instruments currently prohibit us from paying dividends on our common stock and we will remain subject to this prohibition unless we are able to achieve certain leverage thresholds for two consecutive fiscal quarters and remain in compliance with these leverage thresholds after giving effect to any such dividends. In addition, even if we were to meet these requirements under our debt instruments, the declaration and payment of dividends on our common stock is subject to the discretion of our board of directors and other limitations. For further information, see “Price Range of Common Stock and Dividends.”

Risk Factors	See “Risk Factors” beginning on page S-15 of this prospectus supplement and page 2 of the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

NYSE symbol	RT

(1)	The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at July 15, 2009 and does not include:

•	1,500,000 shares of common stock that the underwriters have the option to purchase from us solely to cover over-allotments; and

•

5,424,721 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $21.17 per share and 1,559,384 additional shares of common stock reserved for future issuance under our stock incentive plans, in each case as of July 15, 2009.

On July 7, 2009, the Executive Compensation and Human Resources Committee of our Board of Directors approved the grant of options to purchase approximately 622,000 shares of our common stock at an exercise price of $6.58 per share and approximately 378,000 time-based restricted shares of common stock and 349,000 performance-based restricted shares of common stock to certain employees under the terms of an equity incentive plan. The shares issuable on exercise of these options and the issuance of these restricted shares have been included in computing the number of shares issuable upon exercise of outstanding options and the additional shares of common stock reserved for future issuance under our stock incentive plans, respectively, as set forth in the second bullet point of the preceding paragraph. Included in the grant were options to purchase 316,000 shares of common stock and 177,000 time-based and 177,000 performance-based restricted shares of common stock which were awarded to our chief executive officer, whose retirement eligibility renders the requisite service condition non-substantive under Statement of Financial Accounting Standards No. 123(R). We will therefore record the full fair value of these stock options ($1.2 million) and time-based restricted shares ($1.2 million) awarded to our chief executive officer in our first quarter of fiscal 2010 expense as well as our estimated expense for the portion of the performance-based restricted shares awarded to our chief executive officer expected to vest upon completion of the required performance conditions.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth, for the periods and at the dates indicated, our summary consolidated financial data. We have derived the summary consolidated statements of operations data for each of the fiscal years ended June 3, 2008, June 5, 2007 and June 6, 2006 and the summary consolidated balance sheet data at June 3, 2008 and June 5, 2007 from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 3, 2008 incorporated by reference into the accompanying prospectus. We have derived the summary consolidated statements of operations data for each of the fiscal years ended May 31, 2005 and June 1, 2004 and the summary consolidated balance sheet data as of June 6, 2006, May 31, 2005 and June 1, 2004 from our audited consolidated financial statements not incorporated by reference into the accompanying prospectus. We have derived the summary consolidated statements of operations data for the thirty-nine weeks ended March 3, 2009 and March 4, 2008 and the summary consolidated balance sheet data at March 3, 2009 from our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the thirty-nine weeks ended March 3, 2009 incorporated by reference into the accompanying prospectus. We have derived our summary consolidated balance sheet data as of March 4, 2008 from our unaudited consolidated financial statements not incorporated by reference into the accompanying prospectus. Our unaudited financial data for the thirty-nine weeks ended March 3, 2009 and March 4, 2008 has been prepared on the same basis as our annual consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of this data in all material respects. Historical results are not indicative of the results to be expected in the future. In addition, our results for the thirty-nine weeks ended March 3, 2009 are not indicative of results expected for the full fiscal year ended June 2, 2009. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended June 3, 2008, and our Quarterly Report on Form 10-Q for the thirty-nine weeks ended March 3, 2009, which are incorporated by reference into the accompanying prospectus.

	Thirty-Nine Weeks Ended		Fiscal Year Ended (1)
Consolidated Statements of Operations Data (In thousands, except per share data)	March 3, 2009	March 4, 2008	June 3, 2008	June 5, 2007	June 6, 2006	May 31, 2005	June 1, 2004
Revenue:
Restaurant sales and operating revenue	$924,027	$1,008,412	$1,346,721	$1,395,212	$1,290,509	$1,094,491	$1,023,342
Franchise revenue	7,274	10,541	13,583	15,015	15,731	15,803	18,017

Total revenue	931,301	1,018,953	1,360,304	1,410,227	1,306,240	1,110,294	1,041,359

Operating costs and expenses:
Cost of merchandise	256,309	278,971	370,693	375,836	342,604	284,424	263,033
Payroll and related costs	319,123	334,636	446,910	431,456	398,636	340,895	320,413
Other restaurant operating costs	195,102	202,638	269,414	253,134	230,887	189,181	168,471
Depreciation and amortization	57,381	73,021	93,845	77,351	71,056	66,746	57,791
(Income)/loss from Specialty Restaurant Group, LLC bankruptcy (2)	(114)	252	288	5,812	—	—	—
Selling, general and administrative, net of support service fee income totaling $5,032 and $4,841 for the thirty-nine weeks ended March 3, 2009 and March 4, 2008, respectively, and $6,511 in fiscal 2008, $11,326 in fiscal 2007, $13,918 in fiscal 2006, $15,190 in fiscal 2005 and $17,876 in fiscal 2004	67,346	87,619	114,403	112,619	100,340	72,489	63,292
Closures and impairments (3)	53,770	4,357	6,165	328	—	—	—
Goodwill impairment	18,957	—	—	—	—	—	—

	Thirty-Nine Weeks Ended		Fiscal Year Ended (1)
Consolidated Statements of Operations Data (In thousands, except per share data)	March 3, 2009	March 4, 2008	June 3, 2008	June 5, 2007	June 6, 2006	May 31, 2005	June 1, 2004
Equity in losses/(earnings) of unconsolidated franchises	448	3,576	3,535	1,328	(948)	(2,729)	(5,913)
Interest expense, net of interest income totaling $764 and $1,188 for the thirty-nine weeks ended March 3, 2009 and March 4, 2008, respectively, and $1,411 in fiscal 2008, $2,492 in fiscal 2007, $3,102 in fiscal 2006, $3,843 in fiscal 2005 and $4,384 in fiscal 2004	27,740	23,828	31,352	19,965	12,707	4,342	3,726

	995,792	1,008,898	1,336,605	1,277,829	1,155,282	955,348	870,813

(Loss)/income before income taxes	(64,491)	10,055	23,699	132,398	150,958	154,946	170,546
(Benefit)/provision for income taxes	(32,127)	(2,392)	(2,678)	40,730	49,981	52,648	60,699

Net (loss)/income	$(32,364)	$12,447	$26,377	$91,668	$100,977	$102,298	$109,847

(Loss)/earnings per share – basic	$(0.63)	$0.24	$0.51	$1.60	$1.67	$1.59	$1.68
(Loss)/earnings per share – diluted	$(0.63)	$0.24	$0.51	$1.59	$1.65	$1.56	$1.64

Weighted average shares outstanding
Basic	51,393	51,635	51,572	57,204	60,544	64,538	65,510
Diluted	51,393	51,779	51,688	57,633	61,307	65,524	67,076

Consolidated Balance Sheet Data (In thousands)	March 3, 2009	March 4, 2008	June 3, 2008	June 5, 2007	June 6, 2006	May 31, 2005	June 1, 2004
Total assets	$1,148,968	$1,267,464	$1,271,937	$1,230,256	$1,171,568	$1,074,067	$936,435
Long-term debt and capital leases, less current maturities	507,240	42,580	588,142	512,559	375,639	247,222	168,087
Shareholders’ equity	403,879	410,021	431,518	439,326	527,158	563,223	516,531

(1)	Our fiscal year ends on the first Tuesday following May 30 and therefore from time to time includes 53 weeks. Fiscal years 2004, 2005, 2007 and 2008 each included 52 weeks, while fiscal 2006 included 53 weeks.

(2)	See notes 5 and 10 to our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 3, 2008.

(3)	Amounts recorded for closures and impairments were included in Other restaurant operating costs for the fiscal years ended June 6, 2006, May 31, 2005 and June 1, 2004.

RISK FACTORS

You should carefully consider the following risks, the risks discussed in the accompanying prospectus under the caption “Risk Factors” and all of the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we may provide you in connection with this offering before deciding to invest in our common stock. If any of the following risks actually occurs, it could have a material adverse effect on our business, financial condition and results of operations. In addition, the risks described below and in the accompanying prospectus are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could also materially adversely affect our business, financial condition or results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock has been highly volatile and could be subject to wide fluctuations in the future. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, stockholders may be unable to sell their common stock at or above their purchase price, if at all. We cannot provide assurance that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common stock or result in fluctuations in the price or trading volume of our common stock include:

•	general market and economic conditions;

•	variations in our quarterly operating results;

•	failure of our results of operations to meet expectations of securities analysts or any guidance we may provide;

•	publication of unfavorable research reports about us, our competitors, or the restaurant industry or the failure of securities analysts to cover our common stock;

•	additions or departures of our executive officers and other key management personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by stockholders;

•	changes in market valuations of similar companies;

•	speculation in the press or investment community;

•

changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters; and

•	adverse publicity about the restaurant industry generally or individual scandals, specifically.

Our common stock price may decline due to sales of a large number of shares in the future.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that such sales could occur. Sales of our common stock could occur as the result of additional public or private offerings by us of our common stock or securities convertible into or exchangeable for common stock, the issuance of common stock or options to purchase common stock under our equity incentive plans or the sales of common stock by existing and future stockholders. In that regard, as of July 15, 2009, options to purchase an aggregate of 5,424,721 shares of our common stock at a weighted average exercise price of $21.17 were outstanding under our stock incentive plans, and an additional 1,559,384 shares of our common stock were reserved for future issuance under our stock incentive plans. See “Prospectus Supplement Summary – The Offering.” These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Anti-takeover provisions in our charter documents could delay or prevent a change in control.

Provisions of our articles of incorporation and by-laws may delay or prevent a merger, acquisition or other change in control transactions that our shareholders may consider favorable, including transactions that could provide for payment of a premium over the prevailing market price of our common stock, and may also limit the price that investors are willing to pay in the future for our common stock. These provisions include the following:

•	Our Articles of Incorporation divide our Board of Directors into three classes serving staggered terms of three years each;

•	Our Bylaws provide for stockholder action by written consent in lieu of meeting only if all stockholders entitled to vote on such action sign such consent;

•	Our Articles of Incorporation and Bylaws establish certain advance notice procedures for stockholder nominations to our Board of Directors and for stockholder proposals to be brought before a meeting;

•

Our Articles of Incorporation provide that members of our Board of Directors may only be removed for cause and then only with a vote of at least 80% of the outstanding shares entitled to vote at an election of directors, voting together as a single class;

•	Our Bylaws provide that our Board of Directors may fill vacant directorships;

•	Our Articles of Incorporation restrict certain business combinations with an “interested stockholder”; and

•

Our Board of Directors is authorized, without stockholder approval, to issue one or more series of our preferred stock and to determine the voting, economic and other rights of each such series and therefore could issue preferred stock with terms intended to block or hinder a tender offer or other acquisition attempt.

See “Description of Common Stock” in the accompanying prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET AND FRANCHISEE DATA

This prospectus supplement and the documents incorporated by reference in the accompanying prospectus include, and the accompanying prospectus and any free writing prospectuses relating to this offering of our common stock may include, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution the reader that a number of important factors and uncertainties could, individually or in the aggregate, cause our actual results to differ materially from those included in the forward-looking statements (which statements include, but are not limited to, statements relating to cost savings that we estimate may result from any programs we implement, our estimates of future capital spending and free cash flow, our targets for annual growth in same-restaurant sales and average annual sales per restaurant, and our strategy to obtain the equivalent of an investment-grade bond rating), including, without limitation, the following:

•	general economic conditions;

•	changes in promotional, couponing and advertising strategies;

•	guests’ acceptance of changes in menu items;

•	guests’ acceptance of our development prototypes and remodeled restaurants;

•	changes in our guests’ disposable income;

•	consumer spending trends and habits;

•	mall-traffic trends;

•	increased competition in the restaurant market;

•	weather conditions in the regions in which Company-owned and franchised restaurants are operated;

•	laws and regulations affecting labor and employee benefit costs, including further potential increases in state and federally mandated minimum wages;

•	costs and availability of food and beverage inventory;

•	our ability to attract qualified managers, franchisees and team members;

•	changes in the availability and cost of capital;

•	impact of adoption of new accounting standards;

•	impact of food-borne illnesses resulting from an outbreak at either Ruby Tuesday or other restaurant concepts;

•	effects of actual or threatened future terrorist attacks in the United States; and

•	significant fluctuations in energy prices.

You should also specifically consider the numerous risks outlined under “Risk Factors” in this prospectus supplement and the accompanying prospectus.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus supplement or the accompanying prospectus, as the case may be, to conform our prior statements to actual results or revised expectations.

Unless otherwise expressly stated or the context otherwise requires, industry, market and demographic data appearing in this prospectus supplement, the accompanying prospectus or any documents incorporated by reference into the accompanying prospectus, or any related free writing prospectus are derived principally from publicly available information, industry publications, data from market research firms and other third-party sources, as well as data from surveys of our guests conducted by us and third parties, our internal research, and estimates made by our management. Our internal research and management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, the preparation of industry, market and demographic data, as well as surveys and our internal research and management estimates, may be subject to assumptions, estimates, and other uncertainties, and projections and estimates of our future performance or future industry, market or demographic conditions are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk Factors” in this prospectus supplement and the accompanying prospectus. As a result, you should not place undue reliance upon any of this data.

In addition, this prospectus supplement and the documents incorporated by reference into the accompanying prospectus include information about sales at franchised restaurants and related information that is not derived from our own financial records. Instead, this information is provided to us by our franchise partnerships and traditional franchisees, and we depend upon them to accurately prepare and report this data. However, because the preparation of this data is outside of our control and we have not independently verified this data, you should not place undue reliance on this data.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock in this offering, based on an assumed public offering price of $7.77 per share (the last reported sales price of our common stock on the NYSE on July 16, 2009), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $73.3 million (or approximately $84.4 million if the underwriters’ overallotment option is exercised in full). We intend to use all of the net proceeds from this offering to repay a portion of the indebtedness outstanding under our revolving credit facility, which matures on February 23, 2012 and, as of June 2, 2009, bore interest at a rate of 2.96%, which rate varies based on LIBOR. To the extent that we use net proceeds to repay borrowings under our revolving credit facility, we may re-borrow those amounts in the future, subject to compliance with the terms of the credit facility and the existence of sufficient borrowing capacity thereunder.

We have calculated the amount of estimated net proceeds set forth in the first paragraph above based upon an assumed public offering price of $7.77 per share, which was the last reported sales price of our common stock on the NYSE on July 16, 2009. A $1.00 increase (decrease) in the assumed public offering price per share would increase (decrease) the estimated net proceeds by approximately $9.5 million (or approximately $10.9 million if the underwriters’ overallotment option is exercised in full), assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

The following table sets forth our consolidated current maturities of long-term debt and our consolidated capitalization as of June 2, 2009 on an actual basis and on an as adjusted basis to reflect the issuance and sale of the shares of common stock in this offering and the application of all of the estimated net proceeds to repay indebtedness. This table should be read in conjunction with “Prospectus Supplement Summary – Recent Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended June 3, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 3, 2009, which are incorporated by reference in the accompanying prospectus.

	As of June 2, 2009
	Actual	As Adjusted (3)
	(in thousands, except per share data)
Current maturities of long-term debt (1)	$16,841	$16,841

Total long-term debt, less current maturities(1)(2)	476,566	403,251

Common stock, par value $0.01 per share; 100,000 shares authorized; 52,806 shares issued and outstanding, actual, and 62,806 shares issued and outstanding, as adjusted	528	628
Capital in excess of par value	20,804	94,019
Retained earnings	406,951	406,951
Deferred compensation liability payable in Company stock	2,200	2,200
Company stock held by deferred compensation plan	(2,200)	(2,200)
Accumulated other comprehensive loss	(11,917)	(11,917)

Total shareholders’ equity	416,366	489,681

Total capitalization	$892,932	892,932

(1)	Current maturities of long-term debt does not include approximately $77.1 million of privately placed notes that are due on April 1, 2010. This amount is included in total long-term debt, less current maturities.
(2)	Does not include approximately $52.2 million of outstanding indebtedness borrowed by our franchise partnerships that we have guaranteed or approximately $14.0 million of letters of credit outstanding under our revolving credit facility as of June 2, 2009.
(3)	For purposes of the as adjusted column, we have assumed that our net proceeds from this offering, based on an assumed public offering price of $7.77 per share, the last reported sale price of our common stock on the NYSE on July 16, 2009, will be approximately $73.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price per share would decrease (increase) the aggregate amount of total long-term debt less current maturities as set forth in the “As Adjusted” column of the table above by approximately $9.5 million and would increase (decrease) each of capital in excess of par value and total shareholders’ equity as set forth in the “As Adjusted” column of the table above by approximately $9.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the NYSE under the symbol “RT.” As of July 15, 2009, there were 53,532,667 shares of our common stock issued and outstanding. As of July 15, 2009, there were approximately 3,745 holders of record of our common stock. The following table sets forth the reported high and low intraday prices for our common stock on the NYSE for the applicable periods indicated. The last reported sale price of our common stock on the NYSE on July 16, 2009 was $7.77 per share.

	High	Low
Fiscal 2008:
First Fiscal Quarter	$27.05	$21.42
Second Fiscal Quarter	$22.48	$12.40
Third Fiscal Quarter	$13.82	$5.70
Fourth Fiscal Quarter	$9.25	$6.25
Fiscal 2009:
First Fiscal Quarter	$8.65	$5.07
Second Fiscal Quarter	$8.84	$0.96
Third Fiscal Quarter	$2.00	$1.00
Fourth Fiscal Quarter	$8.58	$0.85
Fiscal 2010:
First Fiscal Quarter (through July 16, 2009)	$8.04	$5.81

We have in the past paid dividends on our common stock, the most recent having been a semi-annual dividend of $.025 per share that was paid on August 7, 2007. On January 9, 2008, our Board of Directors announced a plan of moving our semi-annual common stock dividend to an annual payment and thus no dividend was paid during the third quarter of fiscal 2008.

On May 21, 2008, we entered into amendments to our primary bank credit facilities and our outstanding privately placed notes. Under the terms of the amendments, we are prohibited from, among other things, paying a dividend on our common stock or repurchasing shares of our common stock unless and until we achieve certain leverage thresholds for two consecutive fiscal quarters and remain in compliance with those leverage thresholds after giving effect to any such dividend payments or repurchases. There can be no assurance if or when we will be permitted by our debt instruments to pay common stock dividends or repurchase shares. Even if our debt instruments permit us to pay common stock dividends, the declaration and payment of dividends on our common stock are subject to the discretion of our board of directors. Any determination as to the payment of dividends, including the level of dividends, will depend on, among other things, general economic and business conditions, our strategic and operational plans, our results of operations and financial condition, contractual, legal and regulatory restrictions on the payment of dividends by us, and such other factors as the board of directors may consider to be relevant. Accordingly, we cannot predict if or when we will resume the payment of common stock dividends or the amount of any dividends that we may pay.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” As used herein, the term “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual, other than a former citizen or resident of the United States subject to tax as an expatriate;

•	a foreign corporation; or

•	a foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership, sale, exchange or other disposition of our common stock.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Any dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN certifying its entitlement to benefits under a treaty.

If a non-U.S. holder is engaged in a trade or business in the United States, and if dividends paid to the non-U.S. holder are effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment), the non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person. Such a non-U.S. holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

Subject to the discussion below concerning backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (subject to an applicable income tax treaty providing otherwise); or

•

we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder owns or has owned a threshold amount of common stock, as described below.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. It is likely that we are a U.S. real property holding corporation.

Even if we are a U.S. real property holding corporation, as long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder would not be subject to U.S. federal income tax on a sale or other disposition of our common stock unless such non-U.S. holder has owned or is deemed to have owned more than 5% of our common stock. A non-U.S. holder who meets such threshold would generally be subject to U.S. federal income tax with respect to any gains on the disposition of our common stock, in which case such holder would be required to file a U.S. tax return with respect to such gain. A non-U.S. holder should consult its own tax advisor regarding the possible application of these rules to the holder.

If a non-U.S. holder is engaged in a trade or business in the United States and gain recognized by the non-U.S. holder on a sale or other disposition of our common stock is effectively connected with the conduct of such trade or business, the non-U.S. holder will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. Non-U.S. holders whose gain from dispositions of our common stock may be effectively connected with the conduct of a trade or business in the United States are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on our common stock. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The certification procedures required to claim a reduced rate of withholding under an income tax treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint-book running managers and representatives, have severally agreed to purchase, the respective numbers of shares of common stock appearing opposite their names below:

Underwriters	Number of Shares
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SunTrust Robinson Humphrey, Inc.
Morgan Keegan & Company, Inc.

Total	10,000,000

The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus supplement and to certain dealers at that price less a concession of not more than $             per share, of which up to $             may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $500,000.

Over-Allotment Option

We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to 1,500,000 additional shares of our common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions, to purchase approximately the same percentage of those additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

Indemnity

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, without the prior written consent of Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not, during the period beginning on and including the date of this prospectus supplement through and including the date that is the 90th day after the date of this prospectus supplement (as the same may be extended as described below), directly or indirectly:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

•

file or cause the filing of any registration statement under the Securities Act of 1933 with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than any registration statement filed to register shares of common stock to be sold to the underwriters pursuant to the underwriting agreement; or

•

enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in the first or third bullet points above is to be settled by delivery of our common stock, other capital stock, other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

(1)	the sale of shares to the underwriters pursuant to the underwriting agreement;

(2)	the issuance by us of shares and options to purchase shares, of common stock (including restricted shares) pursuant to stock incentive plans existing on the date of this prospectus supplement, as those plans are in effect on the date of this prospectus supplement;

(3)	the issuance by us of shares of common stock upon the exercise of stock options that are outstanding on the date of this prospectus supplement, and the issuance by us of shares of common stock upon the exercise of stock options issued after the date of this prospectus supplement under stock incentive plans referred to in clause (2) above, as those plans are in effect on the date of this prospectus supplement; or

(4)	transfers or sales of any common stock or other capital stock or any securities convertible into or exchangeable or exercisable for common stock or other capital stock:

(a)	if made by any securityholder that is a natural person, as a bona fide gift or gifts to any member of the immediate family of that securityholder or to a trust the beneficiaries of which are exclusively that securityholder or members of that securityholder’s immediate family or

(b)	if made by any securityholder that is a natural person, by will, by a so-called “living trust” entered into for estate planning purposes or by intestate succession or

(c)	to satisfy any taxes payable in connection with the granting or the vesting of restricted shares or the exercise or settlement of any equity awards under stock incentive plans referred to in clause (2) above, as those plans are in effect on the date of this prospectus supplement or

(d)	to us to pay the exercise price of other options pursuant to a cashless exercise under stock incentive plans referred to in clause (2) above, as those plans are in effect on the date of this prospectus supplement provided that, in the case of any transfer described in clause (4)(a) and (4)(b) above, it shall be a condition to the transfer that (a) the transferee executes and delivers to Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting on behalf of the underwriters, not later than one business day prior to such transfer, a written agreement (it being understood that any references to “immediate family” in such agreement shall expressly refer only to the immediate family of the officer or director who is transferring the securities in question and not to the immediate family of the transferee) wherein the transferee agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described above in this paragraph, and satisfactory in form and substance to Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (b) the transfer is not required to be reported in any public report or filing, including, but not limited to, any filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, on Form 3, Form 4 or Form 5 or otherwise, during the 90-day restricted period, and (c) the transferor and the transferee shall not effect any public filing or report regarding such transfer or otherwise publicly disclose any such transfer during the 90-day restricted period. For purposes of this paragraph, “immediate family” shall mean a spouse, lineal descendent, father, mother, brother or sister of the transferor.

Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the shares of common stock or other securities subject to the lock-up agreements.

Listing on the New York Stock Exchange

Our common stock is listed on the New York Stock Exchange under the symbol “RT.”

Stabilization

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option referred to above. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters may consider, among other things, the market price of common stock compared to the price payable under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in this offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The representatives of the underwriters have advised us that these transactions, if commenced, may be effected on the New York Stock Exchange or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Other

All of the underwriters and/or their affiliates have provided and in the future may provide investment banking, commercial banking and/or financial advisory services to us for which they have received and in the future may receive compensation. In particular, affiliates of all of the underwriters are lenders under our revolving credit facility and will receive a portion of the net proceeds that we receive from the sale of shares of common stock in this offering through the repayment of borrowings under this facility as described under “Use of Proceeds.” Accordingly, this offering is being made pursuant to the provisions of FINRA Corporate Financing Rule 5110(h).

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell stock in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WSIL.

European Economic Area.  In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of common stock described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of common stock may be offered to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of shares of common stock described in this prospectus supplement and the accompanying prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom.  In addition, each underwriter: (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us, and (b) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Without limitation to the other restrictions referred to herein, this prospectus supplement and the accompanying prospectus are directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement and the accompanying prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

France.  The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold or will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors”

having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; neither this prospectus supplement, the accompanying prospectus nor any other materials related to the offer or information contained herein or therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Switzerland.  Our securities may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland, and neither this prospectus supplement, the accompanying prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement and the accompanying prospectus may not be copied, reproduced, distributed or passed on to others without the representatives’ prior written consent. This prospectus supplement and the accompanying prospectus are not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Italy.  The offering of the securities has not been registered pursuant to the Italian securities legislation and, accordingly, we have not offered or sold, and will not offer or sell, any securities in the Republic of Italy in a solicitation to the public, and sales of the securities in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, the securities cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

We will not offer, sell or deliver any securities or distribute copies of this prospectus supplement and the accompanying prospectus or any other document relating to the securities in the Republic of Italy except: to “Professional Investors”, as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998 as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended (“Decree No. 58”), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of the securities or distribution of copies of this prospectus supplement and the accompanying prospectus or any other document relating to the securities in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

•

in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, inter alia, on the aggregate amount and the characteristics of the securities issued or offered in the Republic of Italy, applies; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Dubai.  This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of common stock which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus (the “Shares”) may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed on for us by Bryan Cave LLP. Sidley Austin LLP, San Francisco, California will act as counsel for the underwriters.

EXPERTS

The consolidated balance sheets of Ruby Tuesday, Inc. and subsidiaries as of June 3, 2008 and June 5, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended June 3, 2008, and the related financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting as of June 3, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements refers to changes in the method of accounting for share-based payments due to the adoption of the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, as of June 7, 2006 and for defined benefit pension and other postretirement plans due to the adoption of the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) in 2007.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement of which the accompanying prospectus is a part and the exhibits and schedules thereto. You may inspect information that we file with the NYSE, as well as our SEC filings, at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. See “Where You Can Find More Information” in the accompanying prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the accompanying prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the accompanying prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

$300,000,000

RUBY TUESDAY, INC.

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

We may offer from time to time common stock, preferred stock and debt securities. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “RT.”

We may offer and sell these securities directly or to or through one or more underwriters, dealers and/or agents, or directly to purchasers on a delayed or continuous basis.

Investing in the securities involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 26, 2009.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus we may provide to you in connection with any offering of these securities. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. This prospectus only provides you with a general description of the securities to be offered. Each time we sell securities described in this prospectus, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus, any accompanying prospectus supplement and any free writing prospectus, together with the additional information described under the heading “Where You Can Find More Information.”

We have filed a registration statement with the Securities and Exchange Commission (“SEC”) of which this prospectus is a part. As permitted by the rules and regulations of the SEC, this prospectus, any accompanying prospectus supplement and any free writing prospectus we may provide you in connection with any offering of these securities do not contain all of the information included in the registration statement. You should review the entire registration statement, including the exhibits, which is available as described under “Where You Can Find More Information.” Statements contained in this prospectus and any accompanying prospectus supplement or any free writing prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement or any document incorporated by reference in the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than the date on the front of each such document. Our business, financial condition, results of operations and prospects may have changed since then. The information contained in this prospectus, any prospectus supplement or any free writing prospectus is accurate only as of the date on the front of such document, regardless of the time of delivery of such document or of any sale of the securities.

In this prospectus, “Ruby Tuesday,” the “Company,” “we,” “us” and “our” refer to Ruby Tuesday, Inc. and its wholly-owned subsidiaries unless otherwise indicated or the context suggests otherwise.

i

PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in the securities. You should read this entire prospectus carefully, including the financial data and related notes, risk factors and other information incorporated by reference in this prospectus.

Our fiscal year ends on the first Tuesday following May 30 and as is the case once every five or six years, we have a 53-week year. Fiscal 2006 was a 53-week year. Fiscal years 2007 and 2008 each contained 52 weeks.

Overview

Our mission is to be the best of the bar-grill sector of the restaurant industry by delivering to our guests a high quality casual dining experience with compelling value. Ruby Tuesday restaurants operate in the higher end of the bar and grill segment of casual dining. As of March 3, 2009, we owned and operated 671 casual dining restaurants, located in 27 states and the District of Columbia, our franchise partnerships in which we own either a 1% or 50% equity interest operated 119 restaurants and our traditional franchisees operated 54 domestic and 58 international restaurants. We do not own any of the equity of entities that hold franchises under our traditional franchise program. In addition, we operated two Wok Hay full service Asian restaurants. The Company-owned and operated restaurants are concentrated primarily in the Southeast, Northeast, Mid-Atlantic and Midwest of the United States.

Our principal executive offices are located at 150 West Church Avenue, Maryville, Tennessee 37801 and our telephone number is (865) 379-5700. We maintain a website at www.rubytuesday.com where general information about us is available. No information available on or through our website is incorporated into this prospectus or the registration statement of which it forms a part.

RISK FACTORS

You should carefully consider the following risks and all of the other information contained or incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus we may provide to you in connection with the offering of these securities before deciding to invest in the securities. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of the securities could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Operations

Our business and operations are subject to a number of risks and uncertainties. The risk factors discussed below are not exhaustive. We operate in a continually changing business environment, and new risks may emerge from time to time. We cannot predict such new risks, nor can we assess the impact, if any, of such new risks on our business or the extent to which any risk or combination of risks may cause actual results to differ materially from those expressed in any forward looking statement.

The current economic situation could adversely affect our business, results of operations, liquidity and capital resources.

The U.S. economy is currently undergoing a significant slowdown and volatility due to uncertainties related to availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, severely diminished market liquidity, falling consumer confidence and rising unemployment rates. Our business is dependent to a significant extent on national, regional and local economic conditions, particularly those that affect our guests that frequently patronize our restaurants. In particular, where our customers’ disposable income available for discretionary spending is reduced (such as by job losses, credit constraints and higher housing, taxes, energy, interest or other costs) or where the perceived wealth of customers has decreased (because of circumstances such as lower residential real estate values, increased foreclosure rates, increased tax rates or other economic disruptions), our business could experience lower sales and customer traffic as potential customers choose lower-cost alternatives or choose alternatives to dining out. Any resulting decreases in customer traffic or average value per transaction will negatively impact our financial performance, as reduced revenues result in downward pressure on margins. These factors could reduce our Company-owned restaurants’ gross sales and profitability. These factors could also reduce gross sales of franchised restaurants, resulting in lower royalty payments from franchisees, and reduce profitability of franchise restaurants, potentially impacting the ability of franchisees to make royalty payments as they become due. Reduction in cash flows from either Company-owned or franchised restaurants could have a material adverse effect on our liquidity and capital resources.

We may fail to reach our sales goals, which may negatively impact our continued financial and operational success.

We establish sales goals each fiscal year based on a strategy of maintaining and growing same-restaurant sales and, where practical, new market development and further penetration of existing markets. We believe the biggest risk to attaining our growth goals is our ability to maintain or increase restaurant sales in existing markets, which is dependent upon factors both within and outside our control. Among other factors, these desired increases are dependent upon consumer spending, the overall state of the economy, our quality of operations, and the effectiveness of our marketing.

In an effort to continue moving our brand towards a high quality casual dining restaurant and away from the traditional bar and grill category, we have changed our look and feel, differentiating ourselves with a more contemporary and fresher look. During fiscal 2007 and 2008, we completed the remodel of substantially all of our Company-owned restaurants. Many of our franchised restaurants have also been remodeled. While we believe that the changes were necessary for the long-term success of our Company, they were completed at a time when our guests were facing economic pressures due to rising costs of gasoline, utilities and food. As a result, we have lost a portion of our bar and grill customer base without gaining significant market share from our high quality casual dining competitors. To turn around our declining sales we must continue to provide high levels of quality in terms of both food and service and a strong value to our guests. We must also develop a comprehensive marketing approach that overcomes our disadvantage of having a substantially lower advertising budget relative to some of our competitors. The risk of inappropriate marketing decisions could further negatively impact our overall sales strategy, and thus continued success.

As mentioned above, one factor integral to our success is our ability to persuade our customers of the compelling value in paying our prices for higher-quality food and guest experience. To deliver on our promise of “Simple, Fresh, American Dining,” we offer steaks, all fresh chicken, crab, and burgers, an enhanced garden bar, and premium beverages. If we are not successful at educating our customer about the value and quality of our products or our customers reject our pricing approach, then we may have to change our marketing or pricing strategies, which could also negatively impact our growth goals.

Though believed to be a smaller risk than not achieving growth through increased same-restaurant sales because of our plan to engage in less new restaurant development, there are risks associated with new restaurant openings, including, but not limited to, finding sites that will support a profitable level of sales and generate returns on investment that exceed our cost of capital, the acceptance of our concept in new markets, and the recruitment of qualified operating personnel. Although a significant portion of our historical growth has been attributable to opening new restaurants, due to a perceived saturation of the market with casual dining restaurants, we have changed our strategy, such that we do not plan to open any Company-owned restaurants in fiscal 2010. We believe that our domestic franchisees likewise expect to open fewer restaurants in fiscal 2010.

Once opened, we anticipate new restaurants will take four to six months to reach planned operational profitability due to the associated start-up costs. We can provide no assurance that any restaurant we or our franchisees open will be profitable or obtain operating results similar to those of our or their existing restaurants nor can we provide assurance that our remodeling efforts will produce incremental sales sufficient to offset the costs of the remodels.

We may be unable to remain competitive because we are a leveraged company with restrictive financial covenants, and any potential inability to meet financial covenants contained in any of our indebtedness or guarantees could adversely affect our liquidity, financial condition, or results of operations.

The amount of debt we carry is significant. On March 3, 2009, we had a total of $525.3 million in debt and capital lease obligations and guaranteed a further $52.1 million in debt. The indebtedness requires us to dedicate a portion of our cash flows from operating activities to principal and interest payments, which could prevent or limit our ability to proceed with operational improvement initiatives.

The three most significant loans we have are our revolving credit facility ($347.9 million outstanding at March 3, 2009) (the “Credit Facility”) and our Series A and B senior notes ($78.3 million and $56.5 million, respectively, outstanding at March 3, 2009) (the “Private Placement”). The Series A and B senior notes mature in fiscal 2010 and 2013, respectively, and while it is our current intention and belief that we will repay the Series A senior notes from a combination of operating cash flows and borrowings under the Credit Facility, we cannot give assurance that our operating cash flows or our capacity under the Credit Facility will be sufficient at the April 1, 2010 maturity date to do so. Should an unforeseen event occur which restricts our ability to repay the Series A senior notes, we also cannot give assurance that we will be able to repay or refinance the Series A senior notes when due on favorable terms or at all, which could have a material adverse effect on us. Likewise, we cannot give assurance that we will be able to repay or refinance the Series B senior notes or our other borrowings when due on favorable terms or at all, which could have a material adverse effect on us.

We also provide a guaranty on a $48 million credit facility, which assists franchise partnerships with working capital needs (the “Franchise Facility”). This guaranty can be partial or full for a particular franchise partnership depending upon the financial strength of the particular franchise partnership. As of April 7, 2009, amounts outstanding under the Franchise Facility relating to all but one of the franchise partnerships that were borrowers thereunder were fully guaranteed by us. Under the guaranty, if the Franchise Facility were to be unwound, we could be required to repay the lenders for all then-outstanding borrowings, not just the amounts which would be owed should individual franchise partnerships default. Actions of the franchise partnerships that are outside of our control, such as three or more franchise partnerships defaulting under the Franchise Facility, could cause the Franchise Facility to be unwound, which would mean that loan commitments under the Franchise Facility can no longer be established, extended or renewed. Additionally, if we fail to pay any amount due under the Franchise Facility, breach any representations or warranties, fail to meet any covenants, file for bankruptcy, fail to pay any debt when due or if a judgment is awarded against us in excess of $10 million, then the lenders under the Franchise Facility could terminate the loan commitment and demand that we purchase all outstanding loans and loan commitments and assume the obligations. Further, in such situation, if participating lenders holding 51% of the outstanding loans under the Franchise Facility request in writing, they can declare all loans due and payable, which could have a material adverse effect on us. At March 3, 2009, the total amount outstanding under the Franchise Facility was $47.3 million.

On May 21, 2008, we entered into amendments of the Credit Facility, the notes issued in the Private Placement, and the Franchise Facility. As a result of these amendments, we agreed to not make any further dividend payments or stock repurchases until we achieve certain leverage thresholds for two consecutive fiscal quarters, provided that we maintain these leverage thresholds after giving effect to any such dividend payment or stock repurchase. Additionally, the amendments limit the amount of our capital expenditures, require prepayments of principal on the Private Placement, and reduce our borrowing capacity on the Credit Facility. As of June 2, 2009, our original $500.0 million capacity had been reduced to $446.5 million. In connection with the amendment to the notes issued in the Private Placement, we also agreed to pay higher quarterly interest rates for the Series A and B senior notes (currently 8.19% and 8.92%, respectively). Our quarterly report on Form 10-Q for the fiscal quarter ended March 3, 2009 and annual report on Form 10-K for the year ended June 3, 2008, as incorporated by reference herein, contain further information on the terms of these amendments.

While we were successful in negotiating amendments to the Credit Facility, the Private Placement, and the Franchise Facility, if we were to violate any of our covenants in the future and either agreements cannot be reached with our lenders or agreements are reached but we do not meet the revised covenants, our lenders could exercise their rights under the indebtedness and guaranty, including requiring immediate repayment of all borrowings, which could have a material adverse effect on us. Moreover, if any agreements were reached with our lenders, they might require us to pay higher interest rates.

We may not be successful at operating profitable restaurants.

The success of our brand is dependent upon operating profitable restaurants. The profitability of our restaurants is dependent on several factors, including the following:

•	the hiring, training, and retention of excellent restaurant managers and staff;

•	the ability to timely and effectively meet customer demands and maintain our customer base;

•	the ability to manage costs and prudently allocate capital resources;

•	the ability to create and implement an effective marketing/advertising strategy;

•	the ability to leverage sales following the completion of our re-imaging initiative; and

•	the ability to provide menu items with strong customer preference at attractive prices.

The profitability of our restaurants also depends on our ability to adapt the brand in such a way that consumers see us as fresh and relevant. In addition, the results of our currently high performing restaurants may not be indicative of their long-term performance, as factors affecting their success may change. Among others, one potential impact of declining profitability of our restaurants is increased asset impairment charges. This could be significant as property and equipment represented 86% of our total assets at March 3, 2009.

The inability of our franchises to operate profitable restaurants may negatively impact our continued financial success.

We operate franchise programs with domestic franchise partnerships and traditional domestic and international franchisees. In addition to the income (or offsetting the losses) we record under the equity method of accounting from our investment in certain of these franchises, we also collect royalties, marketing, and purchasing fees, and in some cases support service fees, as well as interest and other fees from the franchisees. Further, as part of the franchise partnership program, we serve as guarantor for three credit facilities, two of which are no longer active. The ability of these franchise groups to continually generate profits impacts our overall profitability and our brand image.

Growth within the existing franchise base is dependent upon many of the same factors that apply to our Company-owned restaurants, and sometimes the challenges of opening profitable restaurants prove to be more difficult for our franchisees. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements with us. In addition, our continued growth is also partially dependent upon our ability to find and retain qualified franchisees in new markets, which may include markets in which the Ruby Tuesday brand may be less well known. Furthermore, the loss of any of our franchisees due to financial concerns and/or operational inefficiencies could impact our profitability and brand.

Our franchisees are obligated in many ways to operate their restaurants according to the specific guidelines set forth by us. We provide training opportunities to our franchise operators to fully integrate them into our operating strategy. However, since we do not have control over these restaurants, we cannot give assurance that there will not be differences in product quality or that there will be adherence to all Company guidelines at these franchise restaurants. In order to mitigate these risks, we do require that our franchisees focus on the quality of their operations and we periodically visit their restaurants to ensure compliance with Company standards.

Concurrent with these risks, should the financial stability of our franchisees deteriorate and we opt for brand-protective or other reasons to increase our level of support, we could be required to consolidate certain of them under the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”), or, beginning with fiscal 2011, under the provisions of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” We have concluded based on our most recent analyses prepared using financial information obtained from the franchise entities that we are not required as of March 3, 2009 to consolidate any of them under the provisions of FIN 46R. However, as the U.S. economy continues to falter, we anticipate that we will receive increased requests for financial support from certain of our franchisees, particularly the franchise partnerships. Should we opt to provide that support, the likelihood we would then be required to consolidate the entities making the requests (most likely those in the weakest financial condition) increases and our financial performance likely would be negatively impacted. Alternatively, should we opt to not provide requested support, our franchisees’ financial struggles could accelerate and possibly, in a worst case, lead certain of them to bankruptcy, at which point we would likely be required to make payments according to the terms of any loans for which we had previously provided a guaranty in addition to payments on any leases subleased to franchisees for which we remain primarily liable.

We may be required to recognize additional closure and impairment charges.

We assess our goodwill, trademarks and other long-lived assets as and when required by generally accepted accounting principles in the United States to determine whether they are impaired. Based upon our reviews in fiscal 2008, 2007, and 2006 we recorded impairments of $4.3 million, $0.6 million, and $1.5 million, respectively. In addition, as part of a comprehensive review of our restaurants and other assets, we recorded an additional charge of $37.2 million for impairment, dead site write-offs, closed restaurant lease reserves, and other adjustments in the second quarter of fiscal 2009. This charge was largely attributed to our decision to close 43 restaurants in the third quarter of fiscal 2009 and another 30 over the next several years, and not to develop and sell approximately 40 sites we had previously purchased. The majority of these charges were for restaurant impairments.

Our normal timing for the annual testing of goodwill is as of the end of our third fiscal quarter. Given our lowered stock price and declines in same-restaurant sales, we have recently been testing for impairment on a quarterly basis. The shortfall of stock price versus our carrying value in the second quarter of fiscal 2009 exceeded that of previous quarters. This, coupled with our continued decline in same-restaurant sales, overall economic conditions and the challenging environment for the restaurant industry, led us to conclude that our goodwill was impaired. As a result, we recorded a charge of $19.0 million during the second quarter of fiscal 2009, representing the full value of the goodwill. Additionally, during the third quarter of fiscal 2009, we implemented a plan to close 43 restaurants and announced our intention to close an additional 30 restaurants over the next several years. In addition to the goodwill impairment charge previously mentioned, we recorded an additional $40.1 million in restaurant and other impairments during the first three quarters of fiscal 2009, the majority of which relates to the 73 restaurants identified for closure during the second and third quarter. If market conditions at either the restaurant or system-wide levels deteriorate, or if operating results decline unexpectedly, we may be required to record additional impairment charges. Additional impairment charges would reduce our reported earnings for the periods in which they are recorded.

Largely related to our third fiscal quarter 2009 restaurant closings, we incurred charges of $9.5 million for the first three quarters of fiscal 2009 to reserve against future lease payments. We may incur additional charges or receive a credit depending on the outcome of negotiations with our landlords.

Economic, demographic and other changes, seasonal fluctuations, natural disasters, pandemic illness, and terrorism could adversely impact guest traffic and profitability in our restaurants.

Our business can be negatively impacted by many factors, including those which affect the restaurant only at the local level as well as others which attract national or international attention. Risks that could cause us to suffer losses include, but are not necessarily limited to, the following:

•	economic factors (including economic slowdowns or other inflation-related issues);

•	demographic changes, particularly with regard to dining and discretionary spending habits, in the areas in which our restaurants are located;

•	changes in consumer preferences;

•	changes in federal or state income tax laws;

•	seasonal fluctuations due to the days of the week on which holidays occur, which may impact spending patterns;

•	natural disasters such as hurricanes, tornadoes, blizzards, or other severe weather;

•	concerns and/or unfavorable publicity over health issues such as the impact of the H1N1 influenza A virus, food quality or restaurant cleanliness;

•	effects of war or terrorist activities and any governmental responses thereto; and

•	increased insurance and/or self-insurance costs.

Each of the above items could potentially negatively impact our guest traffic and/or our profitability.

The potential for increased commodity, energy, and other costs may adversely affect our results of operations.

We continually purchase basic commodities such as beef, chicken, cheese and other items for use in many of the products we sell. Although we attempt to maintain control of commodity costs by engaging in volume commitments with third parties for many of our food-related supplies, we cannot assure that the costs of these commodities will not fluctuate, as we often have no control over such items. In addition, we rely on third party distribution companies to frequently deliver perishable food and supplies to our restaurants. We cannot make assurances regarding the continued supply of our inventory since we do not have control over the businesses of our suppliers. Should our inventories lack in supply, our business could suffer, as we may be unable to meet customer demands. These disruptions may also force us to purchase food supplies from suppliers at higher costs. The result of this is that our operating costs may increase without the desire and/or ability to pass the price increases to our customers.

We must purchase energy-related products such as electricity, oil and natural gas for use in each of our restaurants. Our suppliers must purchase gasoline in order to transport food and supplies to us. Our guests purchase energy to heat and cool their homes and fuel their automobiles. When energy prices, such as those for gasoline, heating and cooling increase, we incur greater costs to operate our restaurants. Likewise our guests have lower disposable income and thus may reduce the frequency in which they dine out and/or feel compelled to choose more inexpensive restaurants when eating outside the home.

The costs of these energy-related items will fluctuate due to factors that may not be predictable, such as the economy, current political/international relations and weather conditions. Because we cannot control these types of factors, there is a risk that prices of energy/utility items will increase beyond our current projections and adversely affect our operations.

We face continually increasing competition in the restaurant industry for guests, staff, locations, supplies, and new products.

Our business is subject to intense competition with respect to prices, services, locations, qualified management personnel and quality of food. We compete with other food service operations, with locally-owned restaurants, and with other national and regional restaurant chains that offer the same or similar types of services and products. Some of our competitors may be better established in the markets where our restaurants are or may be located. Changes in consumer tastes; national, regional, or local economic conditions; demographic trends; traffic patterns and the types, numbers and locations of competing restaurants often affect the restaurant business. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants. In addition, factors such as inflation, increased food, labor, equipment, fixture and benefit costs, and difficulty in attracting qualified management and hourly employees may adversely affect the restaurant industry in general and our restaurants in particular.

Food safety and food-borne illness concerns could adversely affect consumer confidence in our restaurants.

We face food safety issues that are common to the food industry. We work to provide a clean, safe environment for both our guests and employees. Otherwise, we risk losing guests and/or employees due to unfavorable publicity and/or a lack of confidence in our ability to provide a safe dining and/or work experience.

Food-borne illnesses, such as E. coli, hepatitis A, trichinosis, or salmonella, are also a concern for our industry. We can and do attempt to purchase supplies from reputable suppliers/distributors and have certain procedures in place to test for safety and quality standards, but we can make no assurances regarding whether these supplies may contain contaminated goods. In addition, we cannot ensure the continued health of each of our employees. We provide health-related training for each of our staff and strive to keep ill employees away from food items. However, we may not be able to detect when our employees are sick until the time that their symptoms occur, which may be too late if they have prepared/served food for our guests. The occurrence of an outbreak of a food-borne illness, whether at one of our restaurants or one of our competitors, could result in temporary store closings or other negative publicity that could adversely affect our sales and profitability.

Litigation could negatively impact our results of operations as well as our future business.

We are subject to litigation and other customer complaints concerning our food safety, service, and/or other operational factors. Guests may file formal litigation complaints that we are required to defend, whether or not we believe them to be true. Substantial, complex or extended litigation could have an adverse effect on our results of operations if it develops into a costly situation and distracts our management. Employees may also, from time to time, subject us to litigation regarding injury, discrimination and other employment issues. Suppliers, landlords and distributors, particularly those with which we currently maintain purchase commitments/contracts, could also potentially allege non-compliance with their contracts should they consider our actions to be contrary to our commitments. Additionally, we are subject to the risk of litigation by our stockholders as a result of factors including, but not limited to, matters of executive compensation or performance of our stock price.

The cost of compliance with various government regulations may negatively affect our business.

We are subject to various forms of governmental regulations. We are required to follow various international, federal, state, and local laws common to the food industry, including regulations relating to food and workplace safety, sanitation, the sale of alcoholic beverages, environmental issues, minimum wage, overtime, increasing complexity in immigration laws and regulations, and other labor issues. The federal minimum wage increased to $5.85 in July 2007, increased again to $6.55 in July 2008 and will once more increase to $7.25 in July 2009. Further changes in these types of laws, including additional state or federal government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could harm our operating results. Also, failure to obtain or maintain the necessary licenses and permits needed to operate our restaurants could result in an inability to open new restaurants or force us to close existing restaurants.

We are also subject to regulation by the Federal Trade Commission and to state and foreign laws that govern the offer, sale and termination of franchises and the refusal to renew franchises. The failure to comply with these regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on future franchise sales or fines or require us to rescind offers to franchisees, any of which could adversely affect our business and operating costs. Further, any future legislation regulating franchise laws and relationships may negatively affect our operations.

Approximately 10% of our revenue is attributable to the sale of alcoholic beverages. We are required to comply with the alcohol licensing requirements of the federal government, states and municipalities where our restaurants are located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

In certain states we are subject to “dram shop” statutes, which generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, but we cannot guarantee that this insurance will be adequate in the event we are found liable in a dram shop case.

As a publicly traded corporation, we are subject to various rules and regulations as mandated by the SEC and the New York Stock Exchange. Failure to timely comply with these guidelines could result in penalties and/or adverse reactions by our shareholders.

We are dependent on key personnel.

Our future success is highly dependent upon our ability to attract and retain certain key executive and other employees. These personnel serve to maintain a corporate vision for our Company, execute our business strategy, and maintain consistency in the operating standards of our restaurants. The loss of our key personnel or a significant shortage of high quality restaurant team members could potentially impact our future growth decisions and our future profitability.

While we maintain an employment agreement with Samuel E. Beall, III, our chief executive officer and founder, the term of this employment agreement ends on July 18, 2010 and may not provide sufficient incentives for him to continue employment with Ruby Tuesday. While we are constantly focused on succession plans at all levels, in the event his employment terminates or he becomes incapacitated, we can make no assurance regarding the impact his loss could have on our business and financial results.

Changes in financial accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Changes in financial accounting standards can have a significant effect on our reported results and may affect our reporting of transactions completed before the new rules are required to be implemented. Many existing accounting standards require management to make subjective assumptions, such as those required for stock compensation, tax matters, consolidation accounting, franchise acquisitions, litigation, and asset impairment calculations. Changes in accounting standards or changes in underlying assumptions, estimates and judgments by our management could significantly change our reported or expected financial performance.

We could be adversely impacted if our information technology and computer systems do not perform properly or if we fail to protect customers’ credit card data.

We rely heavily on information technology to conduct our business, and any material failure, interruption of service, or compromised data security could adversely affect our operations. While we expend significant resources to ensure that our information technology operates securely and effectively, any security breaches could result in disruptions to operations or unauthorized disclosure of confidential information. Additionally, if our customers’ credit card information or our employees’ personal data are compromised our operations could be adversely affected, our reputation could be harmed, and we could be subjected to litigation or the imposition of penalties.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET AND FRANCHISEE DATA

This prospectus and the documents incorporated by reference in this prospectus include, and any prospectus supplement, and free writing prospectuses relating to the offering of these securities may include, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution the reader that a number of important factors and uncertainties could, individually or in the aggregate, cause our actual results to differ materially from those included in the forward-looking statements (such statements include, but are not limited to, statements relating to cost savings that we estimate may result from any programs we implement, our estimates of future capital spending and free cash flow, our targets for annual growth in same-restaurant sales and average annual sales per restaurant, and our strategy to obtain the equivalent of an investment-grade bond rating), including, without limitation, the following:

•	general economic conditions;

•	changes in promotional, couponing and advertising strategies;

•	guests’ acceptance of changes in menu items;

•	guests’ acceptance of our development prototypes and remodeled restaurants;

•	changes in our guests’ disposable income;

•	consumer spending trends and habits;

•	mall-traffic trends;

•	increased competition in the restaurant market;

•	weather conditions in the regions in which Company-owned and franchised restaurants are operated;

•	laws and regulations affecting labor and employee benefit costs, including further potential increases in state and federally mandated minimum wages;

•	costs and availability of food and beverage inventory;

•	our ability to attract qualified managers, franchisees and team members;

•	changes in the availability and cost of capital;

•	impact of adoption of new accounting standards;

•	impact of food-borne illnesses resulting from an outbreak at either Ruby Tuesday or other restaurant concepts;

•	effects of actual or threatened future terrorist attacks in the United States; and

•	significant fluctuations in energy prices.

You should also specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Unless otherwise expressly stated or the context otherwise requires, any industry, market and demographic data appearing in this prospectus, any documents incorporated by reference in this prospectus, or any related prospectus supplement or free writing prospectus are derived principally from publicly available information, industry publications, data from market research firms and other third-party sources, as well as data from our internal research and estimates made by our management. Our internal research and management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, the preparation of industry, market and demographic data, as well as our internal research and management estimates, may be subject to assumptions, estimates, and other uncertainties and projections and estimates of our future performance or future industry, market or demographic conditions are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” As a result, you should not place undue reliance upon any of this data.

In addition, the documents incorporated by reference in this prospectus include information about sales at franchised restaurants and related information that is not derived from our own financial records. Instead, this information is provided to us by our franchise partnerships and traditional franchisees, and we depend upon them to accurately prepare and report this data. However, because the preparation of this data is outside of our control and we have not independently verified this data, you should not place undue reliance on this data.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities to reduce our debt and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. No shares of preferred stock were outstanding during the periods indicated and we did not pay preferred stock dividends during these periods. Consequently, the ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the periods indicated.

Thirty-Nine Weeks Ended	Fiscal Year Ended
March 3, 2009	June 3, 2008	June 5, 2007	June 6, 2006	May 31, 2005	June 1, 2004
—*	1.53	4.50	5.92	8.10	10.08

We are presenting the ratios above pursuant to the requirements set forth in Item 503 of Regulation S-K under the Securities Act of 1933. The earnings and fixed charges in the above ratios are calculated using the definitions set forth by Regulation S-K under the Securities Act of 1933. These definitions differ from those that determine our covenants in our agreements with our lenders.

*	There were insufficient earnings available to cover fixed charges for the thirty-nine weeks ended March 3, 2009. As a result, the ratio of earnings to fixed charges was negative for this period. The amount by which earnings were insufficient to cover fixed charges for the thirty-nine weeks ended March 3, 2009 was $63.7 million.

DESCRIPTION OF COMMON STOCK

The following descriptions are summaries of some of the terms of our Articles of Incorporation and Bylaws and the Georgia Business Corporation Code (the “Code”). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Articles of Incorporation and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part and which may be obtained as described under “Where You Can Find More Information,” and applicable law.

General Matters

Our Articles of Incorporation provide that we are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, and 250,000 shares of preferred stock, par value $0.01 per share.

As of June 17, 2009, we had 52,805,712 shares of common stock outstanding, which were held of record by 3,748 stockholders.

Common Stock

Shares of our common stock have the following rights, preferences, and privileges:

•

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the holders of common stock. Our Articles of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

•

Dividends. Subject to preferences that may be applicable to any series of outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefor.

•

Liquidation. In the event of liquidation, dissolution or winding up of Ruby Tuesday, Inc., the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation and distribution rights of any series of preferred stock then outstanding. Our Articles of Incorporation provide that neither the merger or consolidation of Ruby Tuesday, Inc., nor the sale, lease or conveyance of all or a part of its assets, shall be deemed to be a liquidation, dissolution or winding up of Ruby Tuesday, Inc.

•	Rights and preferences. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

All shares of common stock offered by this prospectus will be, upon issuance, validly issued, fully paid and non-assessable.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “RT.”

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation, Bylaws and the Code.

Our Articles of Incorporation and Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of our Company unless the takeover or change in control is approved by our Board of Directors. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. The Code also provides additional provisions discussed below, which if adopted by our Board of

Directors, would further inhibit certain unsolicited acquisition proposals. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit our stockholders. These provisions include the following:

Staggered Board of Directors. Our Articles of Incorporation provide that our Board of Directors shall consist of not less than three and not more than twelve members, with the exact number of directors fixed from time to time by resolution of a majority of our Board of Directors or by the affirmative vote of at least 80% of all outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class. Our Articles of Incorporation provide for a staggered Board of Directors, divided into three classes, with each class consisting as nearly as possible of one-third of the total number of directors, and with our stockholders electing one class each year for a three-year term. Between stockholders’ meetings, only our Board of Directors is permitted to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.

Stockholder Action Through Written Consent. Our Bylaws only provide for stockholder action by written consent in lieu of a meeting if all stockholders entitled to vote on such action sign such consent.

Advance Notice Procedures for Stockholder Proposals. Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of our stockholders. Stockholders at our annual meeting and special meetings may only consider proposals brought before the meeting by or at the direction of our Board of Directors or a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Nominations to Board of Directors. Our Articles of Incorporation provide that nominations for the election of directors may be made by our Board of Directors or any committee appointed by our Board of Directors or by any stockholder entitled to vote generally in the election of directors. Our Articles of Incorporation establish an advance notice procedure for stockholder nominations to our Board of Directors. A stockholder may only make a nomination to the Board of Directors if he or she complies with the advance notice and other procedural requirements of the Articles of Incorporation and is entitled to vote on such nomination at the meeting.

Removal of Directors; Board of Directors Vacancies. Our Articles of Incorporation provide that members of our Board of Directors may only be removed for cause and then only with a vote of at least 80% of the outstanding shares entitled to vote at an election of directors at a meeting of stockholders called expressly for that purpose. Our Bylaws further provide that, between stockholder meetings, only our Board of Directors may fill vacant directorships caused by reason of death, incapacity, resignation, removal, increase in the authorized number of directors or otherwise. These provisions would prevent a stockholder from gaining control of our Board of Directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

Authorized But Unissued Stock. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common and preferred stock may enable our Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Amendment to Bylaws. Our Articles of Incorporation provide that the Board of Directors has the right, without obtaining the approval of the stockholders, to make, alter, amend, change, add to, or repeal the Bylaws and has the right to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members, including without limitation, the vote required for any action and the election of officers by the Board of Directors. In addition, our Articles of Incorporation prohibit the stockholders from adopting any Bylaw that would impair or impede the implementation of the provision described in the preceding sentence.

Amendment to Articles of Incorporation. Our Articles of Incorporation provide that any amendment to Article VII of our Articles of Incorporation, which deals with the rights, powers and duties of our Board of Directors, will require the affirmative vote of at least 80% of the votes entitled to be cast by holders of all then outstanding shares of capital stock, voting together as a single class; provided, however, that such 80% vote shall not be required in the event any such amendment is recommended by not less than 80% of the members of our Board of Directors.

Business Combinations. Our Articles of Incorporation provide that we may enter into certain business combinations with an “interested stockholder” (as those terms are defined in our Articles of Incorporation) only upon the affirmative vote of holders of not less than 80% of our voting stock (as defined in our Articles of Incorporation) voting together as a single class. Such affirmative vote is not required if:

•

the business combination has been approved by 80% of the Company’s continuing directors, either prior or subsequent to the date the interested stockholder acquired beneficial ownership of the voting stock that caused the interested stockholder to become an interested stockholder; or

•	certain price and procedural conditions are met, as further described in our Articles of Incorporation.

For purposes of the above, an interested stockholder generally is any person who beneficially owns at least 10% of the voting stock of the Company.

Georgia “Fair Price” Statute. Sections 14-2-1110 through 14-2-1113 of the Code (the “Fair Price Statute”) generally restrict a company from entering into certain Business Combinations (as defined in the Code) with an interested shareholder, unless:

•	the transaction is unanimously approved by the continuing directors who must constitute at least three members of the board of directors at the time of such approval; or

•	the transaction is recommended by at least two-thirds of the continuing directors and approved by a majority of the shareholders excluding the interested shareholder.

Georgia “Business Combination” Statute. Sections 14-2-1131 through 14-2-1133 of the Code (the “Business Combination Statute”) generally restrict a company from entering into certain business combinations (as defined in the Code) with an interested shareholder for a period of five years after the date on which such shareholder became an interested shareholder unless:

•	the transaction is approved by the board of directors of the company prior to the date the person became an interested shareholder;

•

the interested shareholder acquires at least 90% of the company’s voting stock in the same transaction (calculated pursuant to Code Section 14-2-1132) in which such person became an interested shareholder; or

•

subsequent to becoming an interested shareholder, the shareholder acquires at least 90% (calculated pursuant to Code Section 14-2-1132) of the company’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the matter (excluding the stock held by the interested shareholder and certain other persons pursuant to Code Section 14-2-1132).

The Code provides that the restrictions set forth in the Fair Price Statute and the Business Combination Statute will not apply unless the bylaws of the corporation specifically provide that these provisions of the Code are applicable to the corporation (and in certain other situations). We have not elected to be covered by such statutes, but we could do so by action of our Board of Directors, without a vote by our shareholders except as may be prohibited by law, at any time.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Bank of New York/Mellon.

DESCRIPTION OF PREFERRED STOCK

The following descriptions are summaries of some of the terms of our Articles of Incorporation and Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Articles of Incorporation and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and which may be obtained as described under “Where You Can Find More Information” and applicable law.

When we offer to sell a particular series of preferred stock, we will describe the specific terms of the series in a supplement to this prospectus. The preferred stock will be issued under a certificate of designations relating to such series of preferred stock and is also subject to our Articles of Incorporation.

Our Board of Directors may issue authorized shares of preferred stock in one or more series without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted. Our Board of Directors is authorized to determine the number of shares of preferred stock in each such series and to determine the rights of such series, which may include voting rights, dividend rights, rights in the event of our liquidation, dissolution or winding up and other terms that may dilute or adversely affect the voting, economic and other rights of our common stock.

All shares of preferred stock offered will, upon issuance, be validly issued, fully paid and non-assessable. Any shares of preferred stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

Our Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions which effectively discriminates against an existing or prospective holder of preferred stock as a result of the holder beneficially owning or commencing a tender offer for a substantial amount of common stock, or could issue preferred stock in an effort to block or hinder a tender offer or other acquisition attempt. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to make it more difficult or discourage an attempt by a potential acquirer to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. This protects the continuity of our management. The issuance of these shares of preferred stock may defer or prevent a change in control of our company.

The transfer agent for each series of preferred stock will be described in the prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. We will issue any debt securities that will be senior debt under the senior debt indenture between us and a designated trustee, as senior debt trustee. We will issue any debt securities that will be subordinated debt under the subordinated debt indenture between us and a designated trustee, as subordinated debt trustee. This prospectus refers to the senior debt indenture and the subordinated debt indenture individually as the indenture and collectively as the indentures. This prospectus refers to the senior debt trustee and the subordinated debt trustee individually as the trustee and collectively as the trustees. When we offer to sell a particular series of debt securities, we will describe the specific terms for the debt securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. If any of the terms of a series of debt securities or an indenture that are described in a prospectus supplement are inconsistent with any of the terms of the debt securities or that indenture as described in this section, then the description of those terms in that prospectus supplement will supersede and replace any different or inconsistent description in this prospectus.

We have summarized certain terms and provisions of the indentures. The summary is not complete and is qualified in its entirety by reference to the indentures, which are filed as exhibits to the registration statement of which this prospectus forms a part. The indentures have been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indentures for the provisions which may be important to you. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The indentures are substantially identical, except for the provisions relating to subordination. See “—Subordinated Debt.”

As used in this section, the terms “Company,” “we,” “us” and other similar terms mean Ruby Tuesday, Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries.

Unless otherwise stated in the applicable prospectus supplement, neither indenture will limit the amount of debt securities that we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities;

•	the designation and aggregate principal amount;

•	the maturity date;

•	the interest rate, if any, or the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any United States federal income tax consequences;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

We will issue under the senior debt indenture the debt securities that will constitute part of our senior debt. These senior debt securities will rank equally in right of payment with all other unsecured and unsubordinated debt of the Company.

Subordinated Debt

We will issue under the subordinated debt indenture the debt securities that will constitute our subordinated debt. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all “senior indebtedness” of the Company. The subordinated debt indenture defines “senior indebtedness” as the principal of (and premium, if any) and interest on all debt of the Company whether created, incurred or assumed before, on or after the date of the subordinated debt indenture, but provides that “senior indebtedness” does not include nonrecourse obligations, the subordinated debt securities, redeemable stock or any other obligations specifically designated as being subordinate in right of payment to senior indebtedness. See the subordinated debt indenture, section 1.01.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern the Company or a substantial part of its property;

•

a default having occurred in the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. Such an event of default must have continued beyond the period of grace, if any, provided for such event of default, and such an event of default shall not have been cured or waived or shall not have ceased to exist; or

•

the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default pursuant to section 6.01 of the subordinated debt indenture. This declaration must not have been rescinded and annulled as provided in the subordinated debt indenture.

Events of Default

When we use the term “Event of Default” in an indenture with respect to the debt securities of any series, here are some examples of what we mean:

(1) default in the payment of the principal of any debt security of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

(2) default in the payment of interest on any debt security of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(3) default in the performance of or breach of any other covenant or agreement of the Company in the applicable indenture with respect to any debt security of such series or in the debt security of such series and such default or breach continues for a period of 30 consecutive days or more after written notice to the Company by the trustee or to the Company and the trustee by the holders of 25% or more in aggregate principal amount of the debt securities of all series affected thereby specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture;

(4) certain events of bankruptcy, insolvency, reorganization or similar proceedings with respect to the Company or any material subsidiary (as defined in the indenture); and

(5) any other Events of Default set forth in the applicable prospectus supplement.

If an Event of Default (other than an Event of Default specified in clause (4) with respect to the Company) under an indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (4) with respect to the Company occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities), together with accrued and unpaid interest, will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (4) described above of the debt securities of any series, the holders of a majority in principal amount of outstanding debt securities of that series may rescind this accelerated payment requirement if all existing Events of Default with respect to that series, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults with respect to that series, except a default in paying principal or interest on any outstanding debt security of such series, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 25% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have made written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request from holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders of the applicable debt securities unless those holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any default occurs with respect to the debt securities of any series, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to each trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Covenants

Consolidation, Merger or Sale of Assets

Each indenture provides that we will not consolidate or combine with or merge with or into, or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to, any person or persons in a single transaction or through a series of transactions, unless:

•

we shall be the continuing person or, if we are not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any State or territory;

•

the surviving entity will expressly assume all of our obligations under the debt securities issued under that indenture and that indenture, and will, if required by law to effectuate the assumption, execute supplemental indentures which will be delivered to the trustee and will be in form and substance reasonably satisfactory to the trustee;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default has occurred and is continuing under that indenture; and

•

we or the surviving entity will have delivered to the trustee an officers’ certificate and opinion of counsel stating that the transaction or series of transactions and supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

If any consolidation, combination or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the applicable indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of the Company under that indenture with the same effect as if such successor corporation had been named as the Company and, except in the case of (1) any lease or (2) any sale, assignment, conveyance, transfer, lease or other disposition to certain subsidiaries of the Company, we will be discharged from all obligations and covenants under that indenture and the debt securities issued under that indenture.

In addition, the applicable prospectus supplement will set forth the terms and provisions relating to legal and covenant defeasance with respect to a particular series of debt securities.

PLAN OF DISTRIBUTION

We may sell the securities in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters, brokers, or dealers; or

•	through a combination of any of these methods.

The prospectus supplement will set forth the specific terms of the offering of such securities, including, if applicable:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them, and

•	the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to underwriters or dealers.

In the case of securities sold in a fixed price offering, after the initial public offering the public offering price and any discounts or concessions allowed or reallowed or paid to dealers and other selling terms may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed initial public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will generally be obligated to purchase all of the securities if they purchase any of the securities (other than any securities purchased upon exercise of any over-allotment option).

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them. Generally, any agent will be acting on a best or reasonable efforts basis for the period of its appointment.

Any underwriters and agents that participate in the distribution of the securities may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended (the “Securities Act”). Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Underwriters or agents may purchase and sell the securities in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the issuance of the securities offered hereby will be passed on for us by Bryan Cave LLP.

EXPERTS

The consolidated balance sheets of Ruby Tuesday, Inc. and subsidiaries as of June 3, 2008 and June 5, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended June 3, 2008, and the related financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting as of June 3, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements refers to changes in the method of accounting for share-based payments due to the adoption of the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, as of June 7, 2006 and for defined benefit pension and other postretirement plans due to the adoption of the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) in 2007.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement of which this prospectus is a part and the exhibits and schedules thereto. You may inspect information that we file with the New York Stock Exchange, as well as our SEC filings, at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering under this prospectus, except that, anything herein to the contrary notwithstanding, we do not incorporate by reference any document, exhibit or information that is deemed to have been “furnished” to, rather than “filed” with, the SEC:

(a) Annual Report on Form 10-K for the year ended June 3, 2008 filed on August 4, 2008;

(b) Quarterly Reports on Form 10-Q filed on October 9, 2008, January 9, 2009 and April 9, 2009; and

(c) Current Reports on Form 8-K filed on July 14, 2008 and December 18, 2008 (other than portions of these documents or exhibits that are furnished under Item 2.02 or Item 7.01).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in an applicable prospectus supplement or free writing prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings at no cost by writing or telephoning the Investor Relations office, Ruby Tuesday, Inc., 150 West Church Avenue, Maryville, TN 37801, 865-379-5700. You may also access the documents incorporated by reference in this prospectus through our website www.rubytuesday.com. No information available on or through our website shall be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

10,000,000 Shares

Ruby Tuesday, Inc.

COMMON STOCK

Wells Fargo Securities

BofA Merrill Lynch

SunTrust Robinson Humphrey

Morgan Keegan & Company, Inc.

                     , 2009